UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 30, 2016

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

7% Unsecured Bond

ITEM 1 FUNDAMENTAL CHANGES

Indenture

On September 30, 2016, GK Investment Holdings, LLC, a Delaware limited liability company, or the Company, entered into an indenture, or the Indenture, with UMB Bank, N.A., as trustee, or the Trustee, in connection with the public offering, or the Offering, by the Company of up to $50,000,000 of 7% unsecured bonds. A description of the terms of the Indenture can be found in the section entitled “Description of Bonds” in the Company’s final offering circular, or the Offering Circular, filed pursuant to Rule 253(g)(2) with the United States Securities and Exchange Commission, or the Commission, on September 30, 2016.

The foregoing description of the Indenture is a summary and is qualified in its entirety by the terms of the Indenture, a copy of which is filed as Exhibit No. 6.1 to this Current Report on Form 1-U and incorporated by reference into this Item 1.

Subscription Escrow Agreement

On September 30, 2016, the Company entered into a subscription escrow agreement, or the Subscription Escrow Agreement, with the Trustee, as escrow agent, and JCC Advisors, LLC, a Texas limited liability company, or the Dealer Manager, pursuant to which the Company will deposit all subscription payments from the Offering in an escrow account, or the Escrow Account, held by the Trustee, as escrow agent, in trust for the subscriber’s benefit, pending release to the Company pursuant to the Subscription Escrow Agreement. The Trustee does not have a material relationship with the Company.

The Subscription Escrow Agreement contains customary representations, warranties and agreements by the Company and the Dealer Manager, and customary conditions to the release of proceeds from the Escrow Account, indemnification obligations of the Company and the Dealer Manager, other obligations of the parties and termination provisions.

The foregoing description of the Subscription Escrow Agreement is a summary and is qualified in its entirety by the terms of the Subscription Escrow Agreement, a copy of which is filed as Exhibit No. 6.2 to this Current Report on Form 1-U and incorporated by reference into this Item 1.

Forced Sale Agreements

On September 30, 2016, the Company and the Trustee entered into forced sale agreements, or the Forced Sale Agreements, separately with each of 1551 Kingsbury Partners, L.L.C., a Delaware limited liability company, or 1551 Kingsbury, GKPI I Partners (Lakeview Square), LLC, a Delaware limited liability company, or GKPI I, and Garo Kholamian, each an affiliate of the Company, and 1551 Kingsbury, GKPI I and Garo Kholamian being referred to herein collectively as the Affiliates. A description of the terms of the Forced Sale Agreements can be found in the section entitled “Description of Bonds – Certain Covenants” in the Offering Circular.

The foregoing description of the Forced Sale Agreements is a summary and is qualified in its entirety by the terms of the Forced Sale Agreements, copies of which are filed as Exhibit Nos. 6.3, 6.4 and 6.5 to this Current Report on Form 1-U and incorporated by reference into this Item 1.

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Cash Flow Loans

On September 30, 2016, the Company entered into loan agreements, or the Cash Flow Loans, separately with each of the Affiliates. A description of the terms of the Cash Flow Loans can be found in the section entitled “Description of Bonds – Certain Covenants” in the Offering Circular.

The foregoing description of the Cash Flow Loans is a summary and is qualified in its entirety by the terms of the Cash Flow Loans, copies of which are filed as Exhibit Nos. 6.6, 6.7 and 6.8 to this Current Report on Form 1-U and incorporated by reference into this Item 1.

ITEM 9 OTHER EVENTS

Exhibits

Exhibit No.	Description

6.1	Indenture between GK Investment Holdings, LLC and UMB Bank, N.A., as trustee, dated as of September 30, 2016

6.2	Subscription Escrow Agreement among GK Investment Holdings, LLC, JCC Advisors, LLC and UMB Bank, N.A., as escrow agent, dated as of September 30, 2016

6.3	Forced Sale Agreement by and among GK Investment Holdings, LLC, UMB Bank, N.A., and 1551 Kingsbury Partners, L.L.C., dated as of September 30, 2016

6.4	Forced Sale Agreement by and among GK Investment Holdings, LLC, UMB Bank, N.A., and GKPI I Partners (Lakeview Square), LLC, dated as of September 30, 2016

6.5	Forced Sale Agreement by and among GK Investment Holdings, LLC, UMB Bank, N.A., and Garo Kholamian, dated as of September 30, 2016

6.6	Loan Agreement by and between GK Investment Holdings, LLC, UMB Bank, N.A., and 1551 Kingsbury Partners, L.L.C., dated as of September 30, 2016

6.7	Loan Agreement by and between GK Investment Holdings, LLC, UMB Bank, N.A., and GKPI I Partners (Lakeview Square), LLC, dated as of September 30, 2016

6.8	Loan Agreement by and between GK Investment Holdings, LLC, UMB Bank, N.A., and Garo Kholamian, dated as of September 30, 2016

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK INVESTEMENT HOLDINGS, LLC

	By:	GK Development, Inc., an Illinois corporation

Dated: October 6, 2016		By:	/s/ Garo Kholamian
Garo Kholamian
President and Sole Director

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EXHIBIT INDEX

Exhibit No.	Description

6.1	Indenture between GK Investment Holdings, LLC and UMB Bank, N.A., as trustee, dated as of September 30, 2016

6.2	Subscription Escrow Agreement among GK Investment Holdings, LLC, JCC Advisors, LLC and UMB Bank, N.A., as escrow agent, dated as of September 30, 2016

6.3	Forced Sale Agreement by and among GK Investment Holdings, LLC, UMB Bank, N.A., and 1551 Kingsbury Partners, L.L.C., dated as of September 30, 2016

6.4	Forced Sale Agreement by and among GK Investment Holdings, LLC, UMB Bank, N.A., and GKPI I Partners (Lakeview Square), LLC, dated as of September 30, 2016

6.5	Forced Sale Agreement by and among GK Investment Holdings, LLC, UMB Bank, N.A., and Garo Kholamian, dated as of September 30, 2016

6.6	Loan Agreement by and between GK Investment Holdings, LLC, UMB Bank, N.A., and 1551 Kingsbury Partners, L.L.C., dated as of September 30, 2016

6.7	Loan Agreement by and between GK Investment Holdings, LLC, UMB Bank, N.A., and GKPI I Partners (Lakeview Square), LLC, dated as of September 30, 2016

6.8	Loan Agreement by and between GK Investment Holdings, LLC, UMB Bank, N.A., and Garo Kholamian, dated as of September 30, 2016

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